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Nicholas Dilorenzo nicholas.dilorenzo@dechert.com +1 617 728 7171 Direct +1 617 426 6567 Fax

March 14, 2016

Deborah D. Skeens

Senior Counsel

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Prospectus and Statement of Additional Information (“SAI”) contained in Post Effective Amendment No.13 to the Registration Statement of Forethought Variable Insurance Trust (SEC File Nos. 333-189870 and 811-22865)

Dear Ms. Skeens:

This letter responds to comments provided in a December 30, 2015 telephone conference regarding the Prospectus and SAI contained in Post Effective Amendment No. 13 to the Registration Statement of Forethought Variable Insurance Trust (the “Trust” or the “Registrant”) relating to 13 new series of the Trust (FVIT BlackRock Allocation Portfolio, FVIT BlackRock Disciplined Core Portfolio, FVIT BlackRock Disciplined Growth Portfolio, FVIT BlackRock Disciplined International Core Portfolio, FVIT BlackRock Disciplined Mid Cap Growth Portfolio, FVIT BlackRock Disciplined Small Cap Portfolio, FVIT BlackRock Disciplined U.S. Core Portfolio, FVIT BlackRock Disciplined Value Portfolio and FVIT BlackRock High Yield Portfolio (collectively, the “FVIT BlackRock Portfolios”) and FVIT Goldman Sachs Core Fixed Income Portfolio, FVIT Goldman Sachs Global Equity Insights Portfolio, FVIT Goldman Sachs Large Cap Growth Insights Portfolio and FVIT Goldman Sachs Mid Cap Value Insights Portfolio)) filed with the Securities and Exchange Commission (the “Commission” or “SEC”) on November 16, 2015. Summaries of the comments and Registrant’s responses thereto, are provided below.

Responses to Comments

Capitalized terms have the same meaning as defined in the Prospectus and SAI unless otherwise indicated.

Prospectus Comments

General Comments

1.	Comment:	Please confirm supplementally that any missing or incomplete information, including all relevant exhibits and information relating to each Portfolio’s fees and expenses, will be filed prior to effectiveness.

	Response:	Registrant so confirms.

2.	Comment:	Please file the Tandy representations via EDGAR Correspondence for this Post Effective Amendment.

	Response:	The requested representations are included in the exhibit to this letter.

3.	Comment:	Please review each Portfolio’s principal investment strategies and principal risks disclosure to ensure that such disclosure describes the actual derivative instruments and associated principal risks that each Portfolio intends to use to achieve its stated investment objectives. See Barry Miller Letter to the Investment Company Institute dated July 30, 2010; see also Division of Investment Management Guidance No. 2013-03 (July 2013), available at http://www.sec.gov/divisions/investment/ guidance/im-guidance-2013-03.pdf.

	Response:	Registrant has reviewed each Portfolio’s principal investment strategies and principal risks disclosure and believes that it is consistent with the Barry Miller Letter to the Investment Company Institute dated July 30, 2010.

4.	Comment:	Please include as part of each Portfolio’s principal investment strategy a brief description of the Portfolio’s benchmark index.

	Response:	Registrant confirms that the requested change has been made.

5.	Comment:	The Management section for each Portfolio states that each Portfolio’s investment adviser is Forethought Investment Advisors, LLC. The Payments to Other Financial Intermediaries section for each Portfolio uses the defined term “the Adviser.” Please define the term “Adviser” at its first use.

	Response:	Registrant confirms that the requested change has been made.

6.	Comment:	Under the heading “Involved with Portfolio” in the table of Portfolio Managers included in the Management section for each Portfolio, please provide the precise date from which each Portfolio Manager has been involved with the Portfolio.

	Response:	As of the date of this letter, Registrant is not able to determine the date upon which operations will begin for the Portfolios and, by extension, the precise date from which each Portfolio Manager has been involved with the Portfolio. However, as part of its disclosure review process in connection with the first annual update to the Portfolios’ registration statements, Registrant will consider whether it is appropriate to provide the precise date from which each Portfolio Manager has been involved with the Portfolio.

7.	Comment:	In the Item 9 Principal Investment Strategies section, please provide a more fulsome description of the Adviser’s and each subadviser’s investment process for each Portfolio.

	Response:	Registrant confirms that, with respect to each sub-adviser, the requested change has been made. After reviewing, Registrant believes that the information in the “PRINCIPAL INVESTMENT STRATEGIES – Investment Adviser’s Investment Process” and “MANAGEMENT – Investment Adviser” sections of the prospectus provide sufficient information for investors to understand the Adviser’s investment process for each Portfolio. However, in response to this comment Registrant included in the “Investment Adviser’s Investment Process” section a cross-reference to the more fulsome description of the Adviser’s investment process in the “Investment Adviser” section of the prospectus.

8.	Comment:	The Item 9 Principal Investment Strategies section states that “[f]rom time to time, due to market conditions or other warranting conditions in the judgment of the portfolio managers, investment percentages may be adjusted or investments may be added, removed or substituted.” Please clarify whether the term “portfolio managers” refers to the portfolio managers, sub-advisers and/or other investment personnel.

	Response:	After reviewing, Registrant has deleted the above-referenced disclosure.

9.	Comment:	Please review the disclosure in the Item 9 Principal Investment Risks section to confirm it presents a more fulsome discussion of each Portfolio’s risks than is presented in the corresponding Item 4 risk disclosure.

	Response:	After reviewing, Registrant has revised the current disclosure to further summarize the principal investment risks disclosed in response to Item 4 of Form N-1A and/or expand upon the principal investment risks disclosed in response to Item 9.

10.	Comment:	“ETF Risk” in the Item 9 Principal Investment Risks section states that “certain portfolios investments include shares of ETFs.” Please confirm whether only one Portfolio invests in shares of ETFs. To the extent
“ETF Risk” applies to only one Portfolio, please list that Portfolio. If more than one Portfolio invests in shares of ETFs, please disclose the Portfolios to which “ETF Risk” applies.

	Response:	Registrant confirms that, as currently disclosed in the Item 9 Principal Investment Risks section, “ETF Risk” applies only to the FVIT BlackRock Allocation Portfolio. Accordingly, no changes have been made in response to this comment.

11.	Comment:	Please add “Portfolio Turnover Rate Risk” as an Item 9 Principal Investment Risk.

	Response:	Registrant notes that “Portfolio Turnover Rate Risk” is current disclosed as an Item 9 Principal Investment Risk and, therefore, respectfully declines to make any change in response to this comment.

12.	Comment:	The sixth sentence of the first paragraph in the “When Orders are Processed” sub-section to the How to Purchase and Redeem Shares section currently reads, “is the insurance company is responsible for transmitting purchase orders and federal funds for a Portfolio.” Please revise.

	Response:	Registrant confirms that the requested change has been made.

13.	Comment:	In the Description of Shares section, the third sentence of the first paragraph includes the phrase “pursuant to a Plan pursuant to Rule 12b-1.” Please revise the disclosure to read “pursuant to a Plan adopted pursuant to Rule 12b-1.”

	Response:	Registrant confirms that the requested change has been made.

Portfolio-Specific Comments

14.	Comment:	With respect to FVIT BlackRock Allocation Portfolio, please confirm supplementally whether the Portfolio intends to rely on the exemptive order issued by the Commission January 14, 2014 pursuant to Rule 12d1-2 under the Investment Company Act of 1940, as amended (the “1940 Act”), regarding investments in underlying ETFs. If so, please also confirm supplementally that the Portfolio’s investments will comply with the conditions of that exemptive order.

Response:

Registrant confirms that the FVIT BlackRock Allocation Portfolio does not currently intend to invest in underlying funds in the same group of investment companies and therefore does not intend to rely on the exemptive order issued by the Commission January 14, 2014 for relief from Rule 12d1-2(a) under the 1940 Act, to invest in financial instruments that may not be “securities” under Section 2(a)(36).

15.	Comment:	With respect to FVIT BlackRock Allocation Portfolio, please clarify the types of ETFs in which the Portfolio may invest. If the Portfolio may invest in affiliated ETFs, include corresponding disclosure.

Response:

Registrant confirms that the FVIT BlackRock Allocation Portfolio will invest exclusively in ETFs affiliated with BlackRock Investment Management, LLC. In response to this comment, Registrant revised the first sentence of the Portfolio’s principal investment strategy to state:

Under normal market conditions, the Portfolio seeks to achieve its investment objective primarily through investing at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in a diversified group of underlying exchange-traded funds (“Underlying ETFs”) that are affiliated with the Portfolio’s sub-adviser.

In addition, Registrant added the following as the final paragraph of “ETF Risk” in the Portfolio’s Principal Investment Risks section:

The Portfolio invests in ETFs that are affiliated with the Sub-Adviser. The Sub-Adviser is subject to conflicts of interest when allocating Portfolio assets among the various ETFs both because the fees payable to it and/or its affiliates by some ETFs are higher than the fees payable by other ETFs and because the Sub-Adviser and its affiliates are also responsible for managing the ETFs.

16.	Comment:	With respect to FVIT BlackRock Allocation Portfolio, in the Item 9 Principal Investment Strategies section, please describe the Portfolio’s normal percentage allocation to each underlying ETF in greater detail.

	Response:	Registrant does not believe that disclosure of normal percentage allocation to each underlying ETF in which the Portfolio may invest is necessary because the percentage investment in a particular ETF, unlike the percentage allocation to equity- or fixed-income-related underlying ETFs more generally, is not a principal investment strategy of the Portfolio. After reviewing, Registrant believes that the current disclosure is clear and provides sufficient information for investors to understand the nature and extent of the Portfolio’s allocation to underlying ETFs. Accordingly, Registrant respectfully declines to make any changes in response to this comment.

17.	Comment:	With Respect to FVIT BlackRock Allocation Portfolio, FVIT BlackRock High Yield Portfolio and FVIT Goldman Sachs Core Fixed Income Portfolio, please describe the types of swap transactions utilized by each Portfolio. To the extent the Portfolios engage in total return swaps, please include corresponding disclosure in the Prospectus and/or the SAI.

Response:

Registrant confirms that, as disclosed in the Portfolio’s principal investment strategy, the FVIT Goldman Sachs Core Fixed Income Portfolio will invest in interest rate swaps and credit default swaps. Registrant notes that the Portfolio’s sub-adviser does not currently expect to engage in total return swaps.

Registrant confirms that the FVIT BlackRock Allocation Portfolio and FVIT BlackRock High Yield Portfolio may invest in total return swaps. In addition, because the FVIT BlackRock Allocation Portfolio and FVIT BlackRock High Yield Portfolio will not invest in total return swaps as part of their principal investment strategies, Registrant respectfully declines to disclose the use of total return swaps in each Portfolio’s Principal Investment Strategies section. However, in response to this comment, Registrant has revised the first sentence of the first paragraph in the “TYPES OF INVESTMENTS – Swap Agreements” section of the Statement of Additional information to read:

The Portfolios may enter into interest rate, index, currency exchange rate, total return or other types of swap agreements in an attempt to obtain a particular desired return at a lower cost to a Portfolio than if it had invested directly in an instrument that yielded that desired return.

18.	Comment:

If a Portfolio invests in total return swaps, please confirm that the Portfolio is aware of Investment Company Act Release No. 10666 (Apr. 18, 1979) and will properly collateralize any total return swaps in accordance with the available guidance from the SEC and its staff.

	Response:	Registrant confirms that it is aware of Investment Company Act Release No. 10666 (Apr. 18, 1979) and that any Portfolio that invests in total return swaps will properly collateralize any such total return swaps in accordance with the available guidance from the SEC and its staff.

19.	Comment:	The Principal Investment Strategies section for each FVIT BlackRock Portfolio states that the subadviser “seeks to construct a portfolio that has the desired trade-off between forecast returns, risk and costs.” Please revise the phrase “desired trade-off” for plain English. Please also clarify which “costs” are considered (e.g., trading costs).

	Response:	Registrant removed the above-referenced disclosure from the Principal Investment Strategies section for each FVIT BlackRock Portfolio.

20.	Comment:	With respect to FVIT BlackRock Allocation Portfolio, please include a statement in the Item 9 Principal Investment Strategies section indicating that the Portfolio will consider the concentration of underlying funds when determining compliance with the Portfolio’s own concentration policy.

	Response:	Registrant believes that a fund’s policy to consider the concentration of underlying funds for purposes of determining compliance with the Portfolio’s own concentration policy is not an “investment strategy” required to be disclosed under Items 4 or 9 of Form N-1A. Specifically, Instruction 4 to Item 9(b)(1) requires a fund to disclose an affirmative policy to concentrate in the securities of issuers in a particular industry or group of industries. However, as currently disclosed in the “INVESTMENT RESTRICTIONS – Concentration” section of the Statement of Additional Information, “[a] Portfolio will not invest 25% or more of its total assets in any investment company that so concentrates.” Therefore, because the Portfolio does not intend to invest in “concentrated” underlying funds, Registrant respectfully declines to make any changes in response to this comment.

21.	Comment:	With respect to FVIT BlackRock Allocation Portfolio, please explain why the Registrant believes that the S&P Target Risk® Growth Index is an “appropriate broad-based securities market index” as defined by Instruction 5 to Item 27(b)(7) of Form N-1A.

Response:

Instruction 5 to Item 27(b)(7) of Form N-1A defines an “appropriate broad-based securities market index” as an index “that is administered by an organization that is not an affiliated person of the [Portfolio], its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The SEC has stated that “[t]he purpose of including return information for a broad-based securities market index was to provide investors with a basis for evaluating a fund’s performance and risks relative to the market.”[1]

In light of the investment objectives and principal investment strategies of the FVIT BlackRock Allocation Portfolio, the Registrant believes that the S&P Target Risk® Growth Index is “appropriate” within the meaning of the Form N-1A definition since the index reflects the market for the principal investments of the Portfolio.

Although Form N-1A does not further define the term “broad-based,” Instruction 6 to Item 27(b)(7) of Form N-1A states that a Portfolio may also compare its performance to “other more narrowly based indexes that reflect the market sectors in which the [Portfolio] invests.” As the S&P Target Risk® Growth Index generally seeks to provide increased exposure to equities, while also using fixed income exposure to dampen risk, and thus is not reflective of a particular market sector, the Registrant believes that the S&P Target Risk® Growth Index is “broad-based.”

S&P is a widely recognized and used administrator of indices and is not affiliated with the Portfolios, the Adviser, or the principal underwriter. The Registrant notes that other funds use this benchmark as the broad-based index against which they measure their performance. Accordingly, the Registrant believes that the S&P Target Risk® Growth Index constitutes an “appropriate broad-based securities market index” as defined by Item 27(b)(7) of Form N-1A.

22.	Comment:	With respect to FVIT BlackRock Allocation Portfolio, FVIT BlackRock High Yield Portfolio and FVIT Goldman Sachs Core Fixed Income Portfolio, and in light of IM Guidance No. 2014-01, please consider adding disclosure regarding the potential impact of tapering quantitative easing and/or rising interest rates, including the potential for periods of volatility and increased redemptions. See Division of Investment Management Guidance No. 2014-01 (January 2014), available at https://www.sec.gov/divisions/ investment/guidance/im-guidance-2014-1.pdf.

	Response:	After reviewing, Registrant believes that the existing “Fixed Income Risk” provides sufficient information for investors to understand the potential impact of tapering quantitative easing and/or rising interest rates, including the potential for periods of volatility and increased redemptions. Accordingly, Registrant respectfully declines to make any changes in response to this comment.

23.	Comment:	With respect to FVIT BlackRock Allocation Portfolio, FVIT BlackRock Disciplined Core Portfolio, FVIT BlackRock Disciplined Growth Portfolio, FVIT BlackRock Disciplined International Core Portfolio, FVIT BlackRock Disciplined Mid Cap Growth Portfolio, FVIT BlackRock Disciplined Small Cap Portfolio and FVIT BlackRock Disciplined U.S. Core Portfolio, the Principal Investment Strategies section for each Portfolio states that each Portfolio will invest primarily in securities of companies with “similar characteristics to the companies included in” that Portfolio’s benchmark index. If appropriate, please revise this disclosure to refer to companies with similar “capitalizations of” the companies included in each Portfolio’s benchmark index.

	Response:	Registrant confirms that the requested change has been made.

24.	Comment:

With respect to FVIT BlackRock Disciplined Core Portfolio, FVIT BlackRock Disciplined Growth Portfolio, FVIT BlackRock Disciplined Mid Cap Growth Portfolio, FVIT BlackRock Disciplined Small Cap Portfolio, FVIT BlackRock Disciplined U.S. Core Portfolio, FVIT BlackRock Disciplined Value Portfolio and FVIT Goldman Sachs Large Cap Growth Insights Portfolio, the Item 4 Principal Investment Strategies section of each Portfolio states that the Portfolio may invest in securities outside the capitalization range of its benchmark index. Please confirm whether investments in securities outside each relevant Portfolio’s benchmark range are part of the Portfolios’ principal strategies. If not, please relocate the disclosure to the Item 9 Principal Investment Strategies section.

	Response:	Registrant confirms that the FVIT BlackRock Disciplined Core Portfolio, FVIT BlackRock Disciplined Growth Portfolio, FVIT BlackRock Disciplined Mid Cap Growth Portfolio, FVIT BlackRock Disciplined Small Cap Portfolio, FVIT BlackRock Disciplined U.S. Core Portfolio, FVIT BlackRock Disciplined Value Portfolio and FVIT Goldman Sachs Large Cap Growth Insights Portfolio may each invest in securities outside of their respective benchmark index as part of their respective principal investment strategy. Accordingly, Registrant respectfully declines to make any changes in response to this comment.

25.	Comment:	With respect to FVIT BlackRock Disciplined Core Portfolio, FVIT BlackRock Disciplined Growth Portfolio, FVIT BlackRock Disciplined Mid Cap Growth Portfolio, FVIT BlackRock Disciplined Small Cap Portfolio, FVIT BlackRock Disciplined U.S. Core Portfolio, FVIT BlackRock Disciplined Value Portfolio and FVIT Goldman Sachs Large Cap Growth Insights Portfolio, the Principal Investment Strategies section for each Portfolio states that the Portfolio may (i) invest in securities of companies with characteristics similar to those of an enumerated benchmark index and (ii) invest in securities outside the capitalization range of such benchmark. Please clarify whether investments outside of a relevant Portfolio’s benchmark capitalization range will count towards the Portfolio’s 80% investment policy to invest in a particular capitalization size. If the investments will count towards the 80% policy, please disclose the market capitalization range of issuers in which each Portfolio may invest when investing outside its benchmark index.

Response:

With respect to the FVIT BlackRock Disciplined Core Portfolio, FVIT BlackRock Disciplined Growth Portfolio, FVIT BlackRock Disciplined Mid Cap Growth Portfolio, FVIT BlackRock Disciplined Small Cap Portfolio, FVIT BlackRock Disciplined U.S. Core Portfolio and FVIT BlackRock Disciplined Value Portfolio, Registrant confirms that investments outside of the Portfolios’ respective benchmark capitalization ranges will not count towards the Portfolios’ investment policy to invest in a particular capitalization range.

With respect to the FVIT Goldman Sachs Large Cap Growth Insights Portfolio, Registrant confirms that the Portfolio’s investments outside of the Portfolio’s benchmark capitalization range but within the market capitalization range of other broad-based, large capitalization U.S. stock indices (such as, the S&P 500 Index, Russell 1000® Growth Index, MSCI USA Standard Index, and FTSE USA Index will be counted towards the Portfolio’s 80% investment policy. However, the Portfolio’s investments outside the Portfolio’s benchmark capitalization range and outside the capitalization range of the other similar broad-based, large capitalization U.S. stock indices will not count towards the Portfolios’ investment policy to invest in securities of large capitalization issuers. Therefore, in response to this comment, Registrant has revised the third and fourth sentences of the first paragraph of the Portfolio’s principal investment strategy as follows:

These issuers have public stock market capitalizations similar to those of companies constituting the collective market capitalization range of the Russell 1000® Growth Index and other similar broad-based U.S. large capitalization indices, which as of December 31, 2015 was between $ 149 million and $ 606.4 billion. However, the Portfolio may invest in securities outside such index capitalization range.

26.	Comment:	With respect to FVIT BlackRock Disciplined Core Portfolio, FVIT BlackRock Disciplined Growth Portfolio, FVIT BlackRock Disciplined Mid Cap Growth Portfolio, FVIT BlackRock Disciplined Small Cap Portfolio, FVIT BlackRock Disciplined U.S. Core Portfolio and FVIT BlackRock Disciplined Value Portfolio, revise the phrase “thematic insights” in the Principal Investment Strategies section of each Portfolio for plain English.

	Response:	After reviewing, Registrant believes that the current disclosure is clear and provides sufficient information for investors to understand the sub-adviser’s use of the “thematic insights” factor as part of its proprietary quantitative model. Accordingly, Registrant respectfully declines to make any changes in response to this comment.

27.	Comment:	With respect to FVIT BlackRock Disciplined Core Portfolio, the third sentence of the first paragraph of the Principal Investment Strategies section states that securities will be selected using a “proprietary quantitative model.” Please revise for plain English.

	Response:	After reviewing, Registrant believes that the current disclosure is clear and provides sufficient information for investors to understand the sub-adviser’s use of a proprietary quantitative model in managing the Portfolio. Accordingly, Registrant respectfully declines to make any changes in response to this comment.

28.	Comment:	With respect to FVIT BlackRock Disciplined International Core Portfolio, the Portfolio’s Principal Investment Strategies section states that “securities selected will consist of developed market equity securities and emerging market equities, of companies with similar characteristics to the companies included in the MSCI ACWI ex-USA Index, selected using a proprietary quantitative model.” Please confirm whether the Portfolio intends to track this index. If not, please include a statement in the Portfolio’s Principal Investment Strategies that the Portfolio does not intend to track the index.

	Response:	Registrant confirms that the FVIT BlackRock Disciplined International Core Portfolio does not intend to track the MSCI ACWI ex-USA Index. Registrant notes that Instruction 3 to Item 9(b)(1) of Form N-1A indicates that a “negative strategy” is not a principal investment strategy and, as a result, is not required to be disclosed as part of a fund’s principal investment strategy. Therefore, because the Portfolio does not intend to track the MSCI ACWI ex-USA Index (whether as part of its principal investment strategy or otherwise) but instead utilizes such index to help shareholders understand the range of market capitalizations in which the Portfolio may invest, Registrant respectfully declines to make any changes in response to this comment.

29.	Comment:	With respect to FVIT BlackRock Disciplined International Core Portfolio, the Principal Investment Strategies section states that at least 40% (and normally not less than 30%) of the Portfolio’s net assets will be invested in or exposed to securities of non-U.S. issuers “or derivative instruments with exposure to foreign securities of at least three different countries outside the United States.” Because derivatives may be included when calculating the investment percentage threshold, please confirm supplementally that derivatives are valued at market value for purposes of this calculation.

	Response:	Registrant confirms that derivatives will be valued at market value for purposes of the Portfolio’s principal investment strategy to invest at least 40% (and normally not less than 30%) of the Portfolio’s net assets will be invested in or exposed to securities of non-U.S. issuers “or derivative instruments with exposure to foreign securities of at least three different countries outside the United States.”

30.	Comment:	With respect to FVIT BlackRock Disciplined Mid Cap Growth Portfolio, please clarify whether the Portfolio may invest in non-U.S. securities as part of its principal investment strategies. If it may, please add corresponding disclosure in the Portfolio’s Principal Investment Strategies and Principal Investment Risks sections.

	Response:	Registrant confirms that, as currently disclosed in the Portfolio’s principal investment strategy, the FVIT BlackRock Disciplined Mid Cap Growth Portfolio will not invest in the securities of non-U.S. issuers as part of its principal investment strategy. Accordingly, no changes have been made in response to this comment.

31.	Comment:	With respect to FVIT BlackRock Disciplined Mid Cap Growth Portfolio, the Principal Investment Strategies section states that the Portfolio’s proprietary quantitative model “systematically tracks and ranks the characteristics of large- and mid-capitalization growth issuers located in the United States, and is designed to select stocks based on an analysis of a wide range of factors, such as relative value, earnings quality, market sentiment, and thematic insights.” Please clarify supplementally why the model tracks large-capitalization securities in addition to mid-capitalization securities or revise the disclosure accordingly.

	Response:	Registrant notes that, as disclosed in the FVIT BlackRock Disciplined Mid Cap Growth Portfolio’s principal investment strategy, the Portfolio will invest “80% of its net assets (plus the amount of any borrowings for investment purposes) in the equity securities of mid-capitalization companies.” However, the Portfolio’s proprietary quantitative model evaluates opportunities in large capitalization issuers, in addition to opportunities in mid-capitalization issuers, as part of the flexibility provided in the principal investment strategy to invest up to 20% of the Portfolio’s net assets in securities other than those of mid-capitalization issuers.

32.	Comment	With respect to FVIT BlackRock Disciplined Core Portfolio, FVIT BlackRock Disciplined Growth Portfolio, FVIT BlackRock Disciplined International Core Portfolio, FVIT BlackRock Disciplined Mid Cap Growth Portfolio, FVIT BlackRock Disciplined Small Cap Portfolio and FVIT BlackRock Disciplined U.S. Core Portfolio, the Principal Investment Strategies section states that each Portfolio invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in equity securities of certain issuers. If derivatives are counted towards the 80% threshold, please confirm supplementally that derivatives are valued at market value for purposes of the 80% threshold.

	Response:	Registrant confirms that derivatives will be valued at market value for purposes of the 80% threshold.

33.	Comment:

With respect to FVIT BlackRock High Yield Portfolio, please confirm supplementally whether or not the Portfolio’s investments in convertible debt securities could include investments in contingent convertible debt securities (“CoCo Bonds”). Please also explain supplementally whether the Portfolio intends to invest or currently invests in CoCo Bonds and the amount the Portfolio currently invests in CoCo Bonds, if any. To the extent the Portfolio’s investments could include CoCo Bonds:

Please consider what, if any, disclosure is appropriate in light of the Portfolio’s strategy to invest in CoCo Bonds. The type and location of the disclosure will depend on, among other considerations, the extent to which the Portfolio invests in CoCo Bonds and the characteristics of the CoCo Bonds (e.g.., the relevant credit quality and conversion triggers). If CoCo Bonds are or will be a principal investment strategy of the Portfolio, please also provide a description of the CoCo Bonds and appropriate risk disclosure related to them.

	Response:	Registrant confirms that the FVIT BlackRock High Yield Portfolio will not invest in CoCo Bonds as part of its principal investment strategy. In addition, Registrant confirms that the Portfolio does not intend to invest in or currently invest in CoCo Bonds.

34.	Comment:	With respect to FVIT BlackRock High Yield Portfolio, please disclose in an appropriate section of the Prospectus that it may take more than seven (7) days for transactions in bank loans to settle. Please also address how the Portfolio intends to meet short-term liquidity needs that may arise as a result of this settlement period.

Response:

Registrant believes that the Portfolio’s principal risk disclosures appropriately inform investors of the risks associated with the Portfolio’s investments in loans, including bank loans. “Bank Loan Risk” is currently disclosed as a principal investment risk of the Portfolio. This risk informs the Portfolio’s prospective investors that “[t]he market for bank loans may not be highly liquid and the Portfolio may have difficulty selling them.” In addition, “TYPES OF INVESTMENTS – Bank Loans” section of the Statement of Additional Information indicates that:

[t]he Portfolios may have difficulty disposing of [bank loans]. In certain cases, the market for such instruments is not highly liquid, and therefore the Portfolio anticipates that in such cases such instruments could be sold only to a limited number of institutional investors. The lack of a highly liquid secondary market may have an adverse impact on the value of such instruments and on the Portfolio’s ability to dispose of particular [bank loans] in response to a specific economic event, such as deterioration in the creditworthiness of the borrower.

However, Registrant has made certain changes to its existing “Bank Loans Risk” disclosure to enhance the discussion around certain risks. In response to the Staff’s comments, the Registrant intends to include as part of this enhancement, an express statement that purchases and sales of loans are subject to extended settlement periods and that such settlement periods may exceed seven (7) days.

Further, Registrant believes that, as disclosed in the prospectus and Statement of Additional Information, the Portfolios currently have liquidity options sufficient to address short-term liquidity needs resulting from loan-related investments’ extended settlement period, including as disclosed in the “Temporary Defensive Positions” section of the Portfolio’s prospectus. However, in response to the Staff’s comment, Registrant will consider whether it would be appropriate to make enhancements to the existing disclosure regarding options available to the Funds to manage any short term liquidity needs that arise as a result of the extended settlement period typically associated with bank loans.

35.	Comment	With respect to FVIT BlackRock High Yield Portfolio, the principal risk disclosure does not describe the fact that bank loans can take significantly longer than seven (7) days to settle. Please explain to us whether you have considered adding this risk as a principal risk of investing in the Portfolio. If you have determined that it is not a principal risk, please explain to us the basis for that determination. Otherwise, please revise the Portfolio’s principal risks disclosure to include this risk as a principal risk of investing in the Portfolio.

	Response:	Registrant refers the Staff to its response to the prior comment. Registrant confirms that the requested changes have been made.

36.	Comment:	With respect to FVIT BlackRock High Yield Portfolio, the principal risk disclosure does not appear to state that bank loans may not be “securities,” and, therefore, may not be subject to all of the protections afforded by the federal securities laws. Please explain whether you have considered including this risk as a principal risk of investing in the Portfolio. If you have determined that this is not a principal risk, please explain supplementally the basis for that determination. Otherwise, please revise the Portfolio’s principal risks disclosure to include this risk as a principal risk of investing in the Portfolio.

	Response:	Registrant believes that the Portfolio’s principal risk disclosures appropriately inform investors of the risks associated with the Funds’ investments in loans. The Portfolio’s prospectus currently includes “Bank Loan Risk” as a principal investment risk of the Portfolio. Although Registrant does not necessarily agree that the risk cited by the Staff in Comment 36 is a “principal risk” of investing in the Portfolio within the meaning of Item 4 or Item 9 of Form N-1A, Registrant has revised the existing “Bank Loans Risk” disclosure to state that loans may not be considered “securities” under the federal securities laws and, therefore, may not be subject to the same protections afforded to securities under the federal securities laws. Registrant believes that these revisions will address the Staff’s concerns.

37.	Comment:	With respect to FVIT BlackRock High Yield Portfolio, clarify in plain English the term “mezzanine investments.”

Response:

In response to this comment, Registrant has replaced the Item 9 – Principal Investment Risks discussion of “Mezzanine Securities Risk” with the following:

Mezzanine Securities Risk. (Global Atlantic BlackRock High Yield Portfolio Only) Mezzanine securities generally are rated below investment grade and frequently are unrated and present many of the same risks as senior loans, second lien loans and non-investment grade bonds.  However, unlike senior loans and second lien loans, mezzanine securities are not a senior or secondary secured obligation of the related borrower. They typically are the most subordinated debt obligation in an issuer’s capital structure. Mezzanine securities also may often be unsecured. Mezzanine securities therefore are subject to the additional risk that the cash flow of the related borrower and the property securing the loan may be insufficient to repay the scheduled obligation after giving effect to any senior obligations of the related borrower. Mezzanine securities are also expected to be a highly illiquid investment. Mezzanine securities will be subject to certain additional risks to the extent that such loans may not be protected by financial covenants or limitations upon additional indebtedness. Investment in mezzanine securities is a highly specialized investment practice that depends more heavily on independent credit analysis than investments in other types of debt obligations.

38.	Comment:	The FVIT BlackRock High Yield Portfolio’s Principal Investment Strategies section states that the Portfolio “may invest in securities of foreign issuers in the form of depositary receipts or other securities that are convertible into securities of foreign issuers.” Please confirm whether the Portfolio’s investment in non-U.S securities and currencies is a principal strategy.

	Response:	Registrant confirms that the FVIT BlackRock High Yield Portfolio will not invest in non-U.S. currencies as part of its principal investment strategy. Accordingly, Registrant revised the second sentence of the second paragraph in the Portfolio’s principal investment strategy to read “The Portfolio can also invest, to the extent consistent with its investment objective, in non-U.S. securities.” Furthermore, as disclosed in the Portfolio’s Principal Investment Strategy section, Registrant confirms that the Portfolio will invest in U.S. dollar-denominated securities of foreign issuers.

39.	Comment:	With respect to FVIT BlackRock High Yield Portfolio and FVIT Goldman Sachs Core Fixed Income Portfolio, please confirm whether each Portfolio’s investments in mortgage-backed securities (“MBS”) include investment in sub-prime MBS. If the investments would include sub-prime MBS, please include appropriate disclosure associated with such investments.

	Response:	Registrant confirms that the FVIT BlackRock High Yield Portfolio’s and FVIT Goldman Sachs Core Fixed Income Portfolio’s investments in MBS are not expected to include investment in sub-prime MBS. Accordingly, no changes have been made in response to this comment.

40.	Comment:	With respect to FVIT BlackRock High Yield Portfolio, FVIT Goldman Sachs Core Fixed Income Portfolio, FVIT Goldman Sachs Global Equity Insights Portfolio, FVIT Goldman Sachs Large Cap Growth Insights Portfolio and FVIT Goldman Sachs Mid Cap Value Insights Portfolio, “Portfolio Turnover Rate Risk” is included as a principal risk. Please include a description of each Portfolio’s use of active and/or frequent trading in each Portfolio’s Item 4 and Item 9 Principal Investment Strategies disclosure.

Response:

Items 4(a) and 9(b) of Form N-1A and the Instructions thereto define a “strategy” as “any policy, practice, or technique used by the Fund to achieve its investment objective,” requesting that registrants describe the principal investment strategies a fund will use to achieve its investment objective(s). With respect to the FVIT Goldman Portfolios, Registrant notes that although the Portfolios identified in this comment are expected to experience an annual portfolio turnover of 100% or more, such turnover is not the result of an investment strategy by the Portfolios’ sub-adviser to engage in active and/or frequent trading of the Portfolios’ portfolio holdings. Such portfolio turnover is a consequence of, rather than an express portfolio management technique inherent in, the Portfolios’ principal investment strategy. However, because each such Portfolio may experience an increased rate of portfolio turnover, Registrant believes it is important to disclose the risks associated with high portfolio turnover as part of the Portfolios’ principal investment risks. Accordingly, no changes with respect to the FVIT Goldman Portfolios have been made in response to this comment.

Heightened portfolio turnover in the FVIT BlackRock High Yield Portfolio is expected to result from an investment strategy to engage in active and/or frequent trading of portfolio securities. Therefore, in response to this comment, Registrant has added the following as the final sentence of the third paragraph of the Portfolio’s principal investment strategy: “The Portfolio will engage in frequent trading of portfolio securities to achieve its principal investment strategies.”

41.	Comment:	With respect to FVIT Goldman Sachs Core Fixed Income Portfolio, please revise the Principal Investment Strategies section to clarify the range of maturities of, or any limits on the maturity of, the fixed income securities in which the Portfolio may invest.

	Response:	Registrant notes that the FVIT Goldman Sachs Core Fixed Income Portfolio’s principal investment strategy currently discusses the range of maturities of the fixed income securities in which the Portfolio may invest. Specifically, the Portfolio’s Principal Investment Strategies section currently states that “[t]he Portfolio’s target duration range under normal interest rate conditions is expected to approximate that of the Index, plus or minus 1.5 years, and over the last ten years ended June 30, 2015, the duration of the Index has ranged between 3.45 and 5.72 years.” Accordingly, Registrant respectfully declines to make any changes in response to this comment.

42.	Comment:	With respect to FVIT Goldman Sachs Core Fixed Income Portfolio, please confirm that the Portfolio’s investments in collateralized loan obligations will not rise above 15% of the Portfolio’s net assets.

	Response:	Registrant confirms that the FVIT Goldman Sachs Core Fixed Income Portfolio’s investments in collateralized loan obligations will not rise above 15% of the Portfolio’s net assets.

43.	Comment:	With respect to FVIT Goldman Sachs Core Fixed Income Portfolio, please clarify whether the Portfolio may invest in below investment grade fixed income securities as a principal strategy and, if appropriate, include corresponding disclosure in the Principal Investment Risks section for the Portfolio. Please also state the extent to which the Portfolio may invest in below investment grade fixed income securities. If below investment grade securities are not part of the Portfolio’s principal strategy, please remove the disclosure from the Principal Investment Strategies section.

Response:

Registrant confirms that the FVIT Goldman Sachs Core Fixed Income Portfolio will not actively invest in below investment grade fixed income securities. However, Registrant notes that the Portfolio is not required to divest of a security that downgraded to a rating category that does not qualify for active investment. Accordingly, in response to this comment, Registrant has included the following as the final sentence of the fourth paragraph of the Portfolio’s Principal Investment Strategies section:

After its purchase, a portfolio security may be assigned a lower rating or cease to be rated, which may affect the market value and liquidity of the security. If this occurs, the Portfolio may continue to hold the security if GSAM believes it is in the best interest of the Portfolio and its shareholders.

44.	Comment:	With respect to FVIT Goldman Sachs Core Fixed Income Portfolio, the fourth paragraph of the Principal Investment Strategies section states that the Portfolio may invest in unrated securities “determined by the Investment Adviser” to be of comparable credit quality to those “rated at least BBB- or Baa3 at the time of purchase.” Please confirm whether the disclosure should read “determined by the Sub-Adviser.”

	Response:	Registrant so confirms.

45.	Comment:	With respect to FVIT Goldman Sachs Core Fixed Income Portfolio, please include “Collateralized Loan Obligations Risk” in the Item 4 and Item 9 Principal Investment Risks sections.

	Response:	Registrant confirms that the requested change has been made.

46.	Comment:	With respect to FVIT Goldman Sachs Global Equity Insights Portfolio, because the Portfolio’s name includes the word “global,” please expressly describe how the Portfolio will “invest assets in investments that are tied economically to a number of countries throughout the world.” See Footnote 42 in SEC Release No. IC-24828. For example, under normal market conditions the Portfolio should invest at least 40% of its assets in companies organized or located outside the United States or doing a substantial amount of business outside the United States and, if market conditions are not favorable, a statement that the Portfolio will invest at least 30% of its assets outside the United States.
Response:

In response to this comment, Registrant has replaced the second paragraph of the Portfolio’s principal investment strategy with the following:

Under normal circumstances, at least 40% of the Portfolio’s net assets will be invested in or exposed to securities of non-U.S. issuers (“foreign securities”) or instruments with exposure to foreign securities of at least three different countries, including emerging markets countries, outside the United States. In unfavorable market conditions, at least 30% of the Portfolio’s net assets will be invested in foreign securities or instruments with exposure to foreign securities. The Portfolio seeks broad representation of large-cap and mid-cap issuers across major countries and sectors of the global economy, with some exposure to small-cap issuers.

47.	Comment:	With respect to FVIT Goldman Sachs Global Equity Insights Portfolio, the Principal Investment Strategies section states that “[t]he Portfolio seeks broad representation of large-cap and mid-cap issuers across major countries and sectors of the global economy, with some exposure to small-cap issuers.” Please disclose as part of the Portfolio’s Principal Investment Strategies the Portfolio’s definition of large-cap, mid-cap and small-cap issuers.
	Response:	Registrant does not believe that disclosure of the specific market capitalization of the securities in which the Portfolio may invest is necessary because investment in securities of a particular market capitalization is not a principal investment strategy of the Portfolio. After reviewing, Registrant believes that the current disclosure is clear and provides sufficient information for investors to understand the range of market capitalizations in which the Portfolio may invest. Specifically, the Portfolio’s principal investment strategy states that the Portfolio “seeks to maximize its expected return, while maintaining risk, style and capitalization characteristics similar to the Morgan Stanley Capital International (“MSCI”) World (Standard) Index.” Accordingly, Registrant respectfully declines to make any changes in response to this comment.
48.	Comment:	With respect to FVIT Goldman Sachs Global Equity Insights Portfolio, the third paragraph of the Principal Investment Strategies section states that “GSAM uses two distinct strategies—a bottom-up stock selection strategy and a top-down country selection strategy—to manage the Portfolio.” Please elaborate on this stock selection process in plain English.
	Response:	After reviewing, Registrant believes that the current disclosure is clear and provides sufficient information for both current and prospective investors to understand the bottom-up and top-down selection strategies used by the Portfolio’s sub-adviser when managing the Portfolio. Specifically, the fourth paragraph of the FVIT Goldman Sachs Global Equity Insights Portfolio’s Principal Investment Strategies section provides an overview of the quantitative investment strategies utilized by the Portfolio’s sub-adviser in pursuing the Portfolio’s bottom-up and top-down selection strategies when managing the Portfolio. Accordingly, Registrant respectfully declines to make any changes in response to this comment.
49.	Comment:	With respect to FVIT Goldman Sachs Global Equity Insights Portfolio, FVIT Goldman Sachs Large Cap Growth Insights Portfolio and FVIT Goldman Sachs Mid Cap Value Insights Portfolio, the penultimate paragraph in the Principal Investment Strategies section for each Portfolio states that “The Portfolio may also invest in fixed income securities that are considered to be cash equivalents.” Please confirm that this is a principal strategy for each Portfolio. If it is not a principal strategy of a Portfolio, please remove this disclosure from the Item 4 Principal Investment Strategies section for the Portfolio. If it is a principal strategy, please specify the types of cash equivalents in which the Portfolio may invest, and please include corresponding “Fixed Income Risk” disclosure in the Principal Investment Risks section for each relevant Portfolio.
	Response:	Registrant confirms that investment in cash-equivalent securities is not a principal investment strategy for the FVIT Goldman Sachs Global Equity Insights Portfolio, FVIT Goldman Sachs Large Cap Growth Insights Portfolio or FVIT Goldman Sachs Mid Cap Value Insights Portfolio. Accordingly, the requested changes have been made.
50.	Comment:	With respect to FVIT Goldman Sachs Large Cap Growth Insights Portfolio, please explain supplementally your basis for using the Russell 1000® Index as the benchmark index for a Portfolio that includes small-capitalization investments, as the Russell 1000® Index includes only securities of mid- and large-capitalization issuers.
Response:

At the outset, Registrant notes that the Portfolio’s principal investment strategy inconsistently identifies the Portfolio’s benchmark index. Specifically, Registrant has revised all references to the Russell 1000® Index to the Russell 1000® Growth Index, as currently disclosed in the final sentence of the principal investment strategy.

Registrant believes that the Russell 1000® Growth Index is a broad-based market index that appropriately matches the Portfolio’s principal investment strategy of investing “in a broadly diversified portfolio of equity investments of large-cap U.S. issuers whose shares are traded on a U.S. exchange” and that such index is commonly used as broad-based market index for registered open-end mutual funds investing primarily in the equity securities of U.S. large capitalization issuers. Furthermore, Registrant confirms that the sub-adviser does not expect investments in the equity securities of small capitalization issuers to represent a material portion of the Portfolio’s portfolio holdings. Therefore, the Russell 1000® Growth Index represents a more precise benchmark against which to measure Portfolio-level risk than a benchmark that incorporates, in material part, the returns and associated risk profile of small capitalization issuers.

51.	Comment:	With respect to FVIT Goldman Sachs Large Cap Growth Insights Portfolio, please consider adding “Large Cap Risk” to the Portfolio’s Principal Investment Risks section.
Response:

The “Equity Risk” in the Portfolio’s Principal Investment Risks section states:

The net asset value of the Portfolio will fluctuate based on changes in the value of the equity securities in which it invests or to which it has exposure. Common and preferred stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

Unlike investment in the equity securities of mid- or small-capitalization issuers, investment in the equity securities of large capitalization issuers does not present risks which are substantially different from those associated with investment in equity markets generally. Accordingly, Registrant believes that the current “Equity Risk” disclosure provides sufficient information for investors to understand the salient features associated with investment in the equity securities of large capitalization issuers. Therefore, Registrant respectfully declines to make any changes in response to this comment.

52.	Comment:	With respect to FVIT Goldman Sachs Large Cap Growth Insights Portfolio, the Principal Investment Strategies section states that “[t]he Portfolio uses a quantitative style of management, in combination with a qualitative overlay.” Please consider revising this disclosure to explain the terms “quantitative” and “qualitative” in plain English.
	Response:	Registrant believes that the current disclosure is clear and provides sufficient information for both current and prospective investors to understand the sub-adviser’s use of quantitative and qualitative portfolio management techniques in managing the Portfolio. Moreover, the “INVESTMENT ADVISER AND SUB-ADVISERS – General Information Regarding the FVIT Goldman Sachs Portfolios” section of the Statement of Additional Information provides additional information regarding the investment process, including the quantitative investment style and proprietary multifactor models, utilized by the Portfolio’s sub-adviser. Accordingly, Registrant respectfully declines to make any changes in response to this comment.
53.	Comment:	With respect to FVIT Goldman Sachs Mid Cap Value Insights Portfolio, “Small Capitalization Securities” risk is included as a principal investment risk. Please explain supplementally why the Registrant has included “Small Capitalization Securities” risk as a principal risk of investing in the Portfolio. If the Portfolio will invest in the securities of small cap issuers, please include a discussion of this strategy in the Principal Investment Strategies section. If the Portfolio will not invest in the securities of small cap issuers, please remove “Small Capitalization Securities” risk.
	Response:	Registrant confirms that “Small Capitalization Securities” risk was removed as a principal investment risk of the FVIT Goldman Sachs Mid Cap Value Insights Portfolio.

SAI Comments

54.	Comment:	The “Reliance on Exemptive Relief” sub-section of the Types of Investments section of the SAI states that “many ETFs have received exemptive relief from the SEC” and that “[a] Portfolio may rely on those exemptive orders to invest in ETFs.” Please confirm supplementally whether FVIT BlackRock Allocation Portfolio, or any of the other Portfolios, intends to rely on the referenced orders.

	Response:	Registrant confirms that it does not currently intend to rely on relief granted by the Commission that permits each Portfolio to acquire shares of unaffiliated, registered investment companies and unaffiliated unit investment trusts in excess of the limits imposed by the 1940 Act. To the extent a Portfolio invests in unaffiliated ETFs, Registrant confirms that such Portfolio will do so in reliance on the exemptive relief obtained by such ETF (or ETF sponsor) from the SEC permitting the Portfolio to invest in such ETF in excess of the limits imposed by the 1940 Act.

55.	Comment:	The Commission staff notes that the “Short Sales” sub-section of the Types of Investments section of the SAI indicates that some or all of the Portfolios may engage in short sales transactions. Please confirm supplementally that, to the extent a Portfolio engages in short sales, the Portfolio’s Total Annual Fund Operating Expenses table will include an appropriate sub-line item to the “Other Expenses” line item as permitted by Instruction 3(c) (iii) to Item 3 of Form N-1A.

	Response:	Registrant confirms that, to the extent that a Portfolio engages in short sales, the Portfolio’s Total Annual Fund Operating Expenses table will include an appropriate sub-line item to the “Other Expenses” line item as permitted by Instruction 3(c) (iii) to Item 3 of Form N-1A.

56.	Comment:	The second paragraph of the Investment Restrictions section of the SAI states, “provided, however, that the asset coverage requirement applicable to borrowings shall be maintained in the manner contemplated by applicable law.” Please clarify what is meant by “the manner contemplated by applicable law” and, in particular, disclose that restrictions on borrowing are not limited to the time of the investment.

	Response:	Registrant confirms that the asset coverage requirement applicable to borrowings is maintained in the manner contemplated by Section 18(f)(1) of the 1940 Act and any rules, regulations and SEC staff guidance thereunder. After reviewing, Registrant believes that the current disclosure is clear and provides sufficient information for investors to understand that restrictions on borrowing are not limited to the time of investment. Accordingly, Registrant respectfully declines to make any changes in response to this comment.

* * *

Please call me at (617) 728-7171 if you have any questions.

Sincerely,

/s/ Nicholas DiLorenzo

Nicholas DiLorenzo

cc: Sarah M. Patterson

Elizabeth Constant

John V. O’Hanlon

Jill R. Damon

Exhibit

[Forethought Variable Insurance Trust Letterhead]

Forethought Variable Insurance Trust

300 North Meridian Street, Suite 1800

Indianapolis, Indiana 46204

March 14, 2016

VIA EDGAR CORRESPONDENCE

Deborah D. Skeens

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Forethought Variable Insurance Trust (SEC File Nos. 333-189870 and 811-22865) Post Effective Amendment No. 13 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”)

Dear Ms. Skeens:

In connection with a response being made on behalf of the Registrant to comments you provided with respect to the Amendment, the Registrant hereby acknowledges that:

  the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;
  comments of the staff of the Securities and Exchange Commission (the “Commission staff”) or changes to disclosure in response to Commission staff comments in the filings reviewed by the Commission staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings made; and
  the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Sarah M. Patterson

Sarah M. Patterson

Secretary

Forethought Variable Insurance Trust

21868544.6.BUSINESS

[1]	Registration Form Used by Open-End Management Investment Companies, Investment Company Act Rel. No. 23064 (Mar. 13, 1998).